John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006

Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

November 9, 2018

Asa Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing and Construction

Re:	Sky440, Inc.
Offering Statement on Form 1-A
Amended Offering Statement on Form 1-A File No. 24-10873

Dear Ms. Timmons-Pierce:

Kindly be advised that Sky440, Inc. (the “Company”) has been registered in New York state, as per the attached letter.

Please contact me at (727) 656-5504 with any questions.

Sincerely,

/s/ John E. Lux

John E. Lux, Esq.

Barbara D. Underwood Attorney General	(212) 416-8200	Division of Economic Justice Investor Protection Bureau

October 05, 2018

Sky440, Inc.

300 Spectrum Center Drive, Suite 400

Irvine, CA 92618

Attn: Robert P. Atwell

Entity Name:	Sky440, Inc.
Date Recd:	8/6/2018
File Number:	S34-29-11
Registration Type:	M-11
Fee:	$1,200.00

Dear Sir/Madam:

This letter is to acknowledge the registration of Sky440, Inc. and the receipt of the above filing fee.

The effective registration date is 8/6/2018.

Please note that your registration number MUST appear on all future correspondence.

Very truly yours,

INVESTOR PROTECTION BUREAU

THIS REGISTRATION EXPIRES FOUR YEARS

FROM THE EFFECTIVE REGISTRATION DATE.

28 Liberty St., New York, NY 10005 • Phone (212) 416-8222 • Fax (212) 416-6042 •  www.ag.ny.gov